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05011132

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Matsui Securities Co

*CURRENT ADDRESS

PROCESSED

SEP 12 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5215

FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 9/12/05

File No. 82-5215

# Consolidated Financial Summary under Japanese GAAP
# For the Year Ended March 31, 2005

Date: April 22, 2005
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
For inquiries: Hirohito Imada: Chief Financial Officer
+81-3-5216-0653
Date of board meeting approving the account settlement: April 22, 2005
Application of US GAAP: None

SUPPL

Note: All figures in the financial statements are rounded off to the nearest millionth.

AR/S 3-31-05

## Consolidated financial summary for the year ended March 31, 2005

(1) Operating results

| | Operating revenues | | Net operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) |
| Year ended March 31, 2005 | 36,918 | ( 47.5) | 34,623 | ( 45.9) | 22,607 | ( 58.3) | 22,571 | ( 61.0) |
| Year ended March 31, 2004 | 25,036 | ( 86.5) | 23,738 | ( 95.4) | 14,285 | ( 303.6) | 14,016 | ( 298.4) |

| | Net income | | Earnings/share | Fully diluted earnings/share | Earnings/ shareholders' equity | Ordinary income/ total assets |
|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Yen) | (Yen) | (%) | (%) |
| Year ended March 31, 2005 | 12,645 | ( 73.7) | 140.98 | 125.56 | 28.5 | 3.8 |
| Year ended March 31, 2004 | 7,280 | ( 390.3) | 81.50 | 76.99 | 20.5 | 4.3 |

Note: 1. Investment gain and loss on equity method: None
2. Average number of shares outstanding: Year ended Mar. 31, 2005 88,989,029 shares
Year ended Mar. 31, 2004 88,373,711 shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the year ended March 31, 2004 and 2005.

(2) Financial position

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity/share |
|---|---|---|---|---|
| | (Millions of Yen) | (Millions of Yen) | (%) | (Yen) |
| Year ended March 31, 2005 | 703,456 | 49,715 | 7.1 | 557.20 |
| Year ended March 31, 2004 | 488,166 | 39,162 | 8.0 | 439.36 |

Note: 1. Number of shares outstanding: As of Mar. 31, 2005 89,045,096 shares
As of Mar. 31, 2004 88,957,910 shares
(The board meeting of the Company resolved a stock split of 3 shares for 1 for the shareholders as of March 31, 2005. Effective date of this stock split is May 17, 2005.)

(3) Cash Flows

| | Cash flows from operating activities | Cash flows from investing activities | Cash flows from financing activities | Cash and cash equivalent at the end of period |
|---|---|---|---|---|
| | (Millions of Yen) | (Millions of Yen) | (Millions of Yen) | (Millions of Yen) |
| Year ended March 31, 2005 | −25,019 | −1,026 | 57,552 | 61,251 |
| Year ended March 31, 2004 | −87,829 | −1,290 | 113,875 | 29,744 |

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method application: None

## Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

## Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. Business results and Financial Positions for the year ended March 31, 2005

Translation omitted.

4. Risk factors

Translation omitted.

## Consolidated Balance Sheets

| Item | Note | March 31, 2004 | | | March 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| | | Millions of Yen | | % | Millions of Yen | | % |
| (Assets) | | | | | | | |
| I Current Assets | | | | | | | |
| Cash and bank deposits | | | 29,744 | | | 61,251 | |
| Cash segregated as deposits | | | 183,002 | | | 223,003 | |
| Cash in trust | | | 4,400 | | | 9,000 | |
| Trading assets | | | 397 | | | 107 | |
| Net receivables arising from pre-settlement date trades | | | 14 | | | 923 | |
| Margin account assets: | | | 261,154 | | | 389,358 | |
| Loans receivable from customers | | 252,081 | | | 384,484 | | |
| Cash deposited as collateral for securities borrowed from securities finance companies | | 9,073 | | | 4,875 | | |
| Receivable on collateralized securities transactions: | | | — | | | 1,610 | |
| Cash deposits collateral for securities borrowed | | — | | | 1,610 | | |
| Receivables from customers and others | | | 23 | | | 133 | |
| Advance paid for subscription | | | 44 | | | — | |
| Short-term guarantee deposits | | | 899 | | | 6,795 | |
| Prepaid expenses | | | 176 | | | 183 | |
| Accrued income | | | 1,931 | | | 3,431 | |
| Deferred income taxes | | | 692 | | | 613 | |
| Others | | | 616 | | | 1,033 | |
| Allowance for doubtful accounts | | | (206) | | | (171) | |
| Total current assets | | | 482,887 | 98.9 | | 697,270 | 99.1 |
| II Fixed assets | | | | | | | |
| 1 Tangible fixed assets | 1 | | 974 | 0.2 | | 1,155 | 0.2 |
| Buildings | | 461 | | | 433 | | |
| Equipment and instruments | | 194 | | | 249 | | |
| Land | | 319 | | | 474 | | |
| 2 Intangible assets | | | 2,055 | 0.4 | | 2,253 | 0.3 |
| Software | | 1,997 | | | 2,215 | | |
| Others | | 58 | | | 39 | | |
| 3 Investments and others | | | 2,250 | 0.5 | | 2,777 | 0.4 |
| Investment securities | | 1,177 | | | 1,680 | | |
| Investment in partnership | | 3 | | | 2 | | |
| Long-term loans receivable | | 168 | | | 30 | | |
| Long-term guarantee deposits | | 193 | | | 202 | | |
| Long-term prepaid expenses | | 21 | | | 13 | | |
| Deferred income taxes | | 643 | | | 776 | | |
| Others | | 307 | | | 104 | | |
| Allowance for doubtful accounts | | (261) | | | (31) | | |
| Total fixed assets | | | 5,279 | 1.1 | | 6,185 | 0.9 |
| Total assets | | | 488,166 | 100.0 | | 703,456 | 100.0 |

| Item | Note | March 31, 2004 | | | March 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| | | Millions of Yen | | % | Millions of Yen | | % |
| (Liabilities) | | | | | | | |
| Ⅰ Current liabilities | | | | | | | |
| Trading assets | | | 217 | | | 0 | |
| Margin account liabilities: | | | 101,342 | | | 142,920 | |
| Loans from securities finance companies | | 64,046 | | | 103,384 | | |
| Proceeds of securities sold on customers' account | | 37,296 | | | 39,535 | | |
| Payables on collateralized securities transactions: | | | 23,579 | | | 73,780 | |
| Cash deposits as collateral for securities loaned | | 23,579 | | | 73,780 | | |
| Deposits received | | | 79,361 | | | 106,567 | |
| Guarantee money received | | | 112,977 | | | 137,467 | |
| Suspense account for undelivered securities | | | 15 | | | 1 | |
| Short-term borrowings | | | 25,177 | | | 93,829 | |
| Commercial paper | | | 3,000 | | | 1,000 | |
| Bond due within one year | 2 | | 500 | | | — | |
| Deferred revenue | | | 88 | | | 99 | |
| Accounts payable | | | 619 | | | 750 | |
| Accrued expenses | | | 943 | | | 1,353 | |
| Accrued income taxes | | | 6,112 | | | 6,342 | |
| Accrued bonuses | | | — | | | 301 | |
| Others | | | 0 | | | 0 | |
| Total current liabilities | | | 353,929 | 72.5 | | 564,409 | 80.2 |
| Ⅱ Long-term liabilities | | | | | | | |
| Bond | | | 20,000 | | | 40,000 | |
| Convertible bond | | | 40,000 | | | 40,000 | |
| Long-term borrowings | | | 33,532 | | | 7,203 | |
| Reserve for directors' retirement bonuses | | | 281 | | | 241 | |
| Others | | | 0 | | | 0 | |
| Total long-term liabilities | | | 93,813 | 19.2 | | 87,443 | 12.4 |
| Ⅲ Statutory reserves | | | | | | | |
| Reserve for securities transactions | 3 | | 1,261 | | | 1,888 | |
| Total statutory reserves | | | 1,261 | 0.3 | | 1,888 | 0.3 |
| Total liabilities | | | 449,004 | 92.0 | | 653,740 | 92.9 |
| (Shareholders 'equity) | | | | | | | |
| Ⅰ Common Stock | | | 11,463 | 2.3 | | 11,469 | 1.7 |
| Ⅱ Capital surplus | | | 9,312 | 1.9 | | 9,317 | 1.3 |
| Ⅲ Earned surplus | | | 18,352 | 3.8 | | 28,737 | 4.1 |
| Ⅳ Net unrealized gain (loss) on investment securities, net of taxes | | | 52 | 0.0 | | 213 | 0.0 |
| Ⅴ Treasury Stock | | | (17) | (0.0) | | (21) | (0.0) |
| Total shareholders' equity | | | 39,162 | 8.0 | | 49,715 | 7.1 |
| Total liabilities and shreholders'equity | | | 488,166 | 100.0 | | 703,456 | 100.0 |

Consolidated Statements of Income

| | | Year ended March 31, 2004 | | | Year ended March 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| Item | Note | Millions of Yen | | % | Millions of Yen | | % |
| Ⅰ Operating revenues | | | | | | | |
| Commissions | | | 20,206 | | | 27,083 | |
| Brokerage commissions | | 18,933 | | | 25,182 | | |
| Underwriting and selling commissions | | 191 | | | 307 | | |
| Subscription and distribution commission | | 36 | | | 29 | | |
| Others | | 1,047 | | | 1,564 | | |
| Net gain (loss) on trading | | | 30 | | | (88) | |
| Interest and dividend income | | | 4,800 | | | 9,923 | |
| Total operating revenues | | | 25,036 | 100.0 | | 36,918 | 100.0 |
| Ⅱ Interest expenses | | | 1,298 | | | 2,295 | |
| Net Operating revenues | | | 23,738 | 94.8 | | 34,623 | 93.8 |
| Ⅲ Selling, general and administrative expenses | | | 9,453 | 37.8 | | 12,016 | 32.6 |
| Transaction related expenses | | 2,261 | | | 3,339 | | |
| Employees' compensation and benefits | | 1,863 | | | 1,927 | | |
| Occupancy and rental | | 369 | | | 273 | | |
| Data processing and office supplies | | 3,986 | | | 5,373 | | |
| Depreciation | | 689 | | | 754 | | |
| Duties and taxes other than income taxes | | 67 | | | 195 | | |
| Provision of allowance for doubtful accounts | | 94 | | | — | | |
| Others | | 125 | | | 154 | | |
| Operating income | | | 14,285 | 57.0 | | 22,607 | 61.2 |
| Ⅳ Non-operating income | | | 30 | 0.1 | | 73 | 0.2 |
| Ⅴ Non-operating expenses | | | 298 | 1.1 | | 108 | 0.3 |
| Bond issuing costs | | 169 | | | 95 | | |
| Others | | 129 | | | 14 | | |
| Ordinary income | | | 14,016 | 56.0 | | 22,571 | 61.1 |

| Item | Note | Year ended March 31, 2004 Millions of Yen | | % | Year ended March 31, 2005 Millions of Yen | | % |
|---|---|---|---|---|---|---|---|
| Ⅵ Special profits | | | | | | | |
| Gain on sales of investment securities | | 0 | | | — | | |
| Gain on sales of corporate golf membership and resort membership | | 1 | | | — | | |
| Reversal of allowance for doubtful accounts | | — | | | 49 | | |
| Total special profits | | | 2 | 0.0 | | 49 | 0.2 |
| Ⅶ Special losses | | | | | | | |
| Loss on sales and disposals of property and equipment | | 130 | | | 19 | | |
| Provision for statutory reserves | | 508 | | | 627 | | |
| Devaluation loss on telephone subscription rights | | — | | | 8 | | |
| Devaluation loss on investment securities | | 55 | | | — | | |
| Loss on cancellation of lease contracts | | 48 | | | — | | |
| Devaluation loss on corporate golf membership and resort membership | | 6 | | | — | | |
| Loss on sales of corporate golf membership and resort membership | | 0 | | | — | | |
| Expenses for the relocation of the head office | | 29 | | | — | | |
| Total special losses | | | 776 | 3.1 | | 653 | 1.8 |
| Income before income taxes | | | 13,242 | 52.9 | | 21,967 | 59.5 |
| Income taxes - current | | 6,676 | | | 9,487 | | |
| Income taxes - deferred | | (713) | 5,962 | 23.8 | (164) | 9,322 | 25.2 |
| Net income | | | 7,280 | 29.1 | | 12,645 | 34.3 |

## Consolidated Statements of Retained Earnings

| Item | Note | Year ended March 31, 2004 | | Year ended March 31, 2005 | |
|---|---|---|---|---|---|
| | | Millions of Yen | | Millions of Yen | |
| (Capital surplus) | | | | | |
| I Beginning balance of capital surplus | | | 9,254 | | 9,312 |
| II Increase in capital surplus | | | | | |
| 1 Issuance of new shares on the exercise of new-share purchase rights | | 57 | 57 | 6 | 6 |
| III Capital surplus at end of period | | | 9,312 | | 9,317 |
| (Earned surplus) | | | | | |
| IV Beginning balance of earned surplus | | | 11,516 | | 18,352 |
| V Increase in earned surplus | | | | | |
| 1 Net income | | 7,280 | 7,280 | 12,645 | 12,645 |
| VI Decrease in earned surplus | | | | | |
| 1 Cash dividends | | 444 | | 2,183 | |
| 2 Bonus to director | | — | | 74 | |
| 3 Bonus to auditor | | — | 444 | 3 | 2,260 |
| VII Earned surplus at end of period | | | 18,352 | | 28,737 |

Consolidated Statements of Cash Flows

| | | Year ended March 31, 2004 | Year ended March 31, 2005 |
|---|---|---|---|
| Item | Note | Millions of Yen | Millions of Yen |
| I Cash flows from operating activities | | | |
| Income before income taxes | | 13,242 | 21,967 |
| Depreciation and amortization | | 689 | 754 |
| Net change in allowance for doubtful accounts | | 94 | (265) |
| Net change in accrued bonuses | | (98) | 301 |
| Net change in reserve for securities transactions | | 508 | 627 |
| Interest and dividend income | | (14) | (568) |
| Interest expenses | | 313 | 925 |
| Interest income on margin transactions | | (4,720) | (9,288) |
| Interest expenses on margin transactions | | 862 | 1,227 |
| Loss on sales and disposals of property and equipment | | 130 | 19 |
| Devaluation loss on telephone subscription rights | | — | 8 |
| Loss on sales of investment securities | | (0) | — |
| Devaluation loss on corporate golf membership and resort membership | | 6 | — |
| Net change in deposits segregated for customers | | (105,201) | (40,002) |
| Net change in cash in trust | | (4,400) | (4,600) |
| Net change in trading assets | | (180) | 73 |
| Net change in net receivables arising from pre-settlement date trades | | — | (909) |
| Net change in margin assets and liabilities | | (121,683) | (86,626) |
| Net change in receivable on collateralized securities transactions | | — | (1,610) |
| Net change in deposits received | | 44,105 | 27,206 |
| Net change in cash collateral for securities loaned | | 18,715 | 50,202 |
| Net change in guarantee deposits received | | 65,234 | 24,490 |
| Net change in short-term guarantee deposits | | 2,100 | (5,897) |
| Bonus to director | | — | (77) |
| Others | | (65) | (147) |
| Sub total | | (90,362) | (22,189) |
| Interest and dividend received | | 14 | 521 |
| Interest paid | | (156) | (860) |
| Interest on margin transactions received | | 4,289 | 8,128 |
| Interest on margin transactions paid | | (915) | (1,208) |
| Income taxes paid | | (699) | (9,412) |
| Net cash flows from operating activities | | (87,829) | (25,019) |
| II Cash flows from investing activities | | | |
| Payments for purchases of property and equipment | | (337) | (275) |
| Payments for purchases of intangible assets | | (512) | (622) |
| Payments for purchases of investment securities | | (250) | (130) |
| Proceeds from sales of investment securities | | 7 | — |
| Proceeds from maturity and cancellation of insurance contracts | | 0 | 0 |
| Others | | (198) | 1 |
| Net cash flows from investing activities | | (1,290) | (1,026) |

| Item | Note | Year ended March 31, 2004<br>Millions of Yen | Year ended March 31, 2005<br>Millions of Yen |
|---|---|---|---|
| Ⅲ Cash flows from financing activities | | | |
| Net change in short-term borrowings | | 16,950 | 40,200 |
| Net change in commercial paper | | 3,000 | (2,000) |
| Proceeds from long-term borrowings | | 35,080 | 4,500 |
| Repayments of long-term borrowings | | (499) | (2,377) |
| Payments for installment purchase obligation | | (143) | — |
| Proceeds from issuance of new bonds | | 59,831 | 19,905 |
| Repayment for corporate bond | | — | (500) |
| Proceeds from issuance of new stock | | 115 | 10 |
| Payments for purchase of treasury stock | | (15) | (4) |
| Dividends paid | | (444) | (2,183) |
| Net cash flows from financing activities | | 113,875 | 57,552 |
| Ⅳ Translation difference of cash and cash equivalent | | (0) | (0) |
| Ⅴ Net change in cash and cash equivalent | | 24,756 | 31,507 |
| Ⅵ Cash and cash equivalent at beginning of period | | 4,989 | 29,744 |
| Ⅶ Cash and cash equivalent at end of period | 1 | 29,744 | 61,251 |

**Significant accounting policies for the consolidated financial statements**

The consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68 .

1. Scope of consolidation: Number of consolidated subsidiary is 1 (Matsui Real Estate Co., Ltd.)
2. Application of equity method: The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.
3. Accounting period: The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.
4. Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Statements of appropriation of retained earnings: Statements of appropriation of retained earnings are prepared based on the approved appropriation of retained earnings of consolidated companies.
6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows: "Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

(Change in representation of accounts)

"Net change in net receivables arising from pre-settlement date trades", which had been previously included in "others", was classified independently from the current fiscal priod. The balance of "Net change in net receivables arising from pre-settlement date trades", as of March 31, 2004, was 15 Million yen.

**Notes to consolidated financial statements**

(Notes to consolidated balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

| | |
|---|---|
| Year ended March 31, 2004 | 349 |
| Year ended March 31, 2005 | 415 |

2. Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated statement of cash flows)

The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows.

(Millions of yen)

| | As of March 31, 2004 | As of March 31, 2005 |
|---|---|---|
| Cash and bank deposits | 29,744 | 61,251 |
| Cash and cash equivalent | 29,744 | 61,251 |

**Segment Information**

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

| Item | 1Q of the Year ended Mar. 31, 2004 ('03. 4. 1 – '03. 6.30) | 2Q of the Year ended Mar. 31, 2004 ('03. 7. 1 – '03. 9.30) | 3Q of the Year ended Mar. 31, 2004 ('03.10. 1 – '03.12.31) | 4Q of the Year ended Mar. 31, 2004 ('04. 1. 1 – '04. 3.31) | Total for the year ended Mar. 31, 2004 ('03. 4. 1 – '04. 3.31) |
|---|---|---|---|---|---|
| Operating revenues | 3,894 | 6,180 | 6,856 | 8,107 | 25,036 |
| Commissions | 3,127 | 5,159 | 5,468 | 6,452 | 20,206 |
| Net gain (loss) on trading | 0 | (0) | 1 | 29 | 30 |
| Interest and dividend income | 767 | 1,021 | 1,387 | 1,626 | 4,800 |
| Interest expenses | 295 | 293 | 316 | 393 | 1,298 |
| Net operating revenues | 3,599 | 5,886 | 6,539 | 7,713 | 23,738 |
| Selling, general and administrative expenses | 2,037 | 2,458 | 2,378 | 2,580 | 9,453 |
| Transaction related expenses | 414 | 589 | 586 | 672 | 2,261 |
| Employees' compensation and benefits | 463 | 436 | 517 | 447 | 1,863 |
| Occupancy and rental | 84 | 82 | 81 | 123 | 369 |
| Data processing and office supplies | 870 | 1,017 | 998 | 1,102 | 3,986 |
| Depreciation | 157 | 172 | 176 | 185 | 689 |
| Duties and taxes other than income taxes | 17 | 52 | (16) | 14 | 67 |
| Provision of allowance for doubtful accounts | 9 | 76 | 10 | (1) | 94 |
| Others | 25 | 35 | 26 | 38 | 125 |
| Operating income | 1,562 | 3,428 | 4,161 | 5,134 | 14,285 |
| Non-operating income and expenses | 10 | (44) | (223) | (12) | (268) |
| Ordinary income | 1,572 | 3,385 | 3,938 | 5,121 | 14,016 |
| Special profits and losses | (168) | (135) | (114) | (358) | (774) |
| Income before income taxes | 1,405 | 3,249 | 3,824 | 4,764 | 13,242 |
| Income taxes-current | 709 | 1,750 | 1,848 | 2,369 | 6,676 |
| Income taxes-deferred | (61) | (251) | (168) | (233) | (713) |
| Net income | 757 | 1,751 | 2,144 | 2,628 | 7,280 |

(Millions of Yen)

| Item | 1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 – '04. 6.30) | 2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 – '04. 9.30) | 3Q of the Year ended Mar. 31, 2005 ('04.10. 1 – '04.12.31) | 4Q of the Year ended Mar. 31, 2005 ('05. 1. 1 – '05. 3.31) | Total for the year ended Mar. 31, 2005 ('04. 4. 1 – '05. 3.31) |
|---|---|---|---|---|---|
| Operating revenues | 10,407 | 8,536 | 7,989 | 9,986 | 36,918 |
| Commissions | 7,990 | 6,116 | 5,531 | 7,446 | 27,083 |
| Net gain (loss) on trading | 13 | (2) | (7) | (92) | (88) |
| Interest and dividend income | 2,403 | 2,421 | 2,466 | 2,633 | 9,923 |
| Interest expenses | 603 | 534 | 626 | 532 | 2,295 |
| Net operating revenues | 9,804 | 8,001 | 7,363 | 9,454 | 34,623 |
| Selling, general and administrative expenses | 3,162 | 2,683 | 2,950 | 3,221 | 12,016 |
| Transaction related expenses | 926 | 753 | 770 | 890 | 3,339 |
| Employees' compensation and benefits | 522 | 399 | 489 | 517 | 1,927 |
| Occupancy and rental | 67 | 67 | 69 | 70 | 273 |
| Data processing and office supplies | 1,329 | 1,248 | 1,348 | 1,449 | 5,373 |
| Depreciation | 175 | 182 | 191 | 207 | 754 |
| Duties and taxes other than income taxes | 56 | 47 | 40 | 51 | 195 |
| Provision of allowance for doubtful accounts | 48 | (48) | – | – | – |
| Others | 38 | 35 | 44 | 37 | 154 |
| Operating income | 6,642 | 5,319 | 4,412 | 6,233 | 22,607 |
| Non-operating income and expenses | (55) | 12 | 22 | (15) | (35) |
| Ordinary income | 6,588 | 5,330 | 4,435 | 6,218 | 22,571 |
| Special profits and losses | (123) | (112) | (146) | (223) | (604) |
| Income before income taxes | 6,465 | 5,218 | 4,289 | 5,995 | 21,967 |
| Income taxes-current | 2,375 | 2,449 | 1,741 | 2,922 | 9,487 |
| Income taxes-deferred | 315 | (190) | 70 | (359) | (164) |
| Net income | 3,775 | 2,959 | 2,478 | 3,433 | 12,645 |

# Non-Consolidated Financial Summary under Japanese GAAP

# For the Year Ended March 31, 2005

Date: April 22, 2005
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
For inquiries: Hirohito Imada: Chief Financial Officer
+81-3-5216-0653
Unit of shares: 100 shares
Date of board meeting approving the account settlement: April 22, 2005
Expected date of dividend payment to be started: June 27, 2005
Date of the shareholders' meeting: June 26, 2005
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

## Non-Consolidated financial summary for the year ended March 31, 2005

(1) Operating results

| | Operating revenues | | Net operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) | (Millions of Yen) | (Yr/Yr % change) |
| Year ended March 31, 2005 | 36,918 | ( 47.5) | 34,623 | ( 45.9) | 22,601 | ( 58.3) | 22,559 | ( 61.1) |
| Year ended March 31, 2004 | 25,036 | ( 86.5) | 23,738 | ( 95.4) | 14,277 | ( 304.8) | 14,007 | ( 299.7) |

| | Net income | | Earnings/share | Fully diluted earnings/share | Earnings/ shareholders' equity | Ordinary income/ total assets |
|---|---|---|---|---|---|---|
| | (Millions of Yen) | (Yr/Yr % change) | (Yen) | (Yen) | (%) | (%) |
| Year ended March 31, 2005 | 12,638 | ( 73.7) | 140.90 | 125.49 | 28.5 | 3.8 |
| Year ended March 31, 2004 | 7,275 | ( 392.2) | 81.44 | 76.93 | 20.5 | 4.3 |

Note 1. Average number of shares outstanding Year ended Mar. 31, 2005 89,989,029 shares
Year ended Mar. 31, 2004 88,373,711 shares

2. Change in accounting policies: None
3. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the year ended March 31, 2004 and 2005.

(2) Dividends

| | Dividend | Interim | Annual | Annual total | Dividends Payout ratio | Dividends per shareholders' equity |
|---|---|---|---|---|---|---|
| | (Yen) | (Yen) | (Yen) | (Millions of Yen) | (Yen) | (Yen) |
| Year ended March 31, 2005 | 42.58 | 0.00 | 42.58 | 3,792 | 30.00 | 7.64 |
| Year ended March 31, 2004 | 24.54 | 0.00 | 24.54 | 2,183 | 30.01 | 5.58 |

(3) Financial position

| | Total assets | Shareholders' equity | Shareholders' Equity ratio | Earnings/ shareholders' equity | Capital Adequacy ratio |
|---|---|---|---|---|---|
| | (Millions of Yen) | (Millions of Yen) | (%) | (Yen) | (%) |
| Year ended March 31, 2005 | 703,393 | 49,658 | 7.1 | 556.56 | 405.4 |
| Year ended March 31, 2004 | 488,111 | 39,112 | 8.0 | 438.80 | 436.1 |

Note 1. Number of shares outstanding: As of Mar. 31, 2005 89,045,096 shares
As of Mar. 31, 2004 88,957,910 shares
2. Number of treasury stocks: March 31, 2005 10,219 shares
March 31, 2004 9,149 shares
(The board meeting of the Company resolved a stock split of 3 shares for 1 for the shareholders as of March 31, 2005. Effective date of this stock split is May 17, 2005.)

## Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

## Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

## Non-Consolidated Balance Sheets

| | | March 31, 2004 | | | March 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| Item | Note | Millions of Yen | | % | Millions of Yen | | % |
| (Assets) | | | | | | | |
| I Current Assets | | | | | | | |
| Cash and bank deposits | | | 29,580 | | | 61,074 | |
| Cash segregated as Deposits | | | 183,002 | | | 223,003 | |
| Cash in trust | | | 4,400 | | | 9,000 | |
| Trading assets | | | 397 | | | 107 | |
| Net receivables arising from pre-settlement date trades | | | 14 | | | 923 | |
| Margin account assets: | | | 261,154 | | | 389,358 | |
| Loans receivable from Customers | | 252,081 | | | 384,484 | | |
| Cash deposited as collateral for securities borrowed from securities finance companies | | 9,073 | | | 4,875 | | |
| Receivable on collateralized securities transactions: | | | – | | | 1,610 | |
| Cash deposits collateral for securities borrowed | | – | | | 1,610 | | |
| Receivables from customers and others | | | 23 | | | 133 | |
| Advance paid for subscription | | | 44 | | | – | |
| Short-term guarantee deposits | | | 899 | | | 6,795 | |
| Prepaid expenses | | | 175 | | | 182 | |
| Accrued income | | | 1,931 | | | 3,431 | |
| Deferred income taxes | | | 692 | | | 613 | |
| Others | | | 616 | | | 1,033 | |
| Allowance for doubtful accounts | | | (206) | | | (171) | |
| Total current assets | | | 482,721 | 98.9 | | 697,092 | 99.1 |
| II Fixed assets | | | | | | | |
| 1 Tangible fixed assets | 1 | | 634 | 0.1 | | 821 | 0.1 |
| Buildings | | 400 | | | 377 | | |
| Equipment and instruments | | 193 | | | 249 | | |
| Land | | 41 | | | 195 | | |
| 2 Intangible assets | | | 2,055 | 0.4 | | 2,253 | 0.3 |
| Software | | 1,997 | | | 2,215 | | |
| Others | | 58 | | | 39 | | |
| 3 Investments and others | | | 2,700 | 0.6 | | 3,227 | 0.5 |
| Investment securities | | 1,177 | | | 1,680 | | |
| Shares of affiliated company | | 450 | | | 450 | | |
| Investment in partnership | | 3 | | | 2 | | |
| Long-term loans receivable | | 168 | | | 30 | | |
| Long-term guarantee deposits | | 193 | | | 202 | | |
| Long-term prepaid expenses | | 21 | | | 13 | | |
| Deferred income taxes | | 643 | | | 776 | | |
| Others | | 307 | | | 104 | | |
| Allowance for doubtful accounts | | (261) | | | (31) | | |
| Total fixed assets | | | 5,389 | 1.1 | | 6,301 | 0.9 |
| Total assets | | | 488,111 | 100.0 | | 703,393 | 100.0 |

| Item | Note | March 31, 2004 Millions of Yen | | % | March 31, 2005 Millions of Yen | | % |
|---|---|---|---|---|---|---|---|
| (Liabilities) | | | | | | | |
| I Current liabilities | | | | | | | |
| Trading assets | | | 217 | | | 0 | |
| Margin account liabilities: | | | 101,342 | | | 142,920 | |
| Loans from securities finance companies | | 64,046 | | | 103,384 | | |
| Proceeds of securities sold on customers' account | | 37,296 | | | 39,535 | | |
| Payables on collateralized securities transactions: | | | 23,579 | | | 73,780 | |
| Cash deposits as collateral for securities loaned | | 23,579 | | | 73,780 | | |
| Deposits received | | | 79,360 | | | 106,566 | |
| Guarantee money received | | | 112,977 | | | 137,467 | |
| Suspense account for undelivered securities | | | 15 | | | 1 | |
| Short-term borrowings | | | 25,177 | | | 93,829 | |
| Commercial paper | | | 3,000 | | | 1,000 | |
| Bond due within one year | 2 | | 500 | | | – | |
| Deferred revenue | | | 88 | | | 98 | |
| Accounts payable | | | 617 | | | 750 | |
| Accrued expenses | | | 943 | | | 1,353 | |
| Accrued income taxes | | | 6,111 | | | 6,339 | |
| Accrued bonuses | | | — | | | 301 | |
| Others | | | — | | | 0 | |
| Total current liabilities | | | 353,925 | 72.5 | | 564,404 | 80.2 |
| II Long-term liabilities | | | | | | | |
| Bond | | | 20,000 | | | 40,000 | |
| Convertible bond | | | 40,000 | | | 40,000 | |
| Long-term borrowings | | | 33,532 | | | 7,203 | |
| Reserve for directors' retirement bonuses | | | 281 | | | 241 | |
| Total long-term liabilities | | | 93,813 | 19.2 | | 87,443 | 12.4 |
| III Statutory reserves | | | | | | | |
| Reserve for securities transactions | 3 | | 1,261 | | | 1,888 | |
| Total statutory reserves | | | 1,261 | 0.3 | | 1,888 | 0.3 |
| Total liabilities | | | 448,999 | 92.0 | | 653,735 | 92.9 |

| | | March 31, 2004 | | | March 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| Item | Note | Millions of Yen | | % | Millions of Yen | | % |
| (Shareholders' equity) | | | | | | | |
| I Common Stock | | | 11,463 | 2.3 | | 11,469 | 1.7 |
| II Capital surplus | | | | | | | |
| 1 Additional paid-in capital | | | 9,312 | | | 9,317 | |
| Total capital surplus | | | 9,312 | 1.9 | | 9,317 | 1.3 |
| III Earned surplus | | | | | | | |
| 1 Earned surplus reserves | | | 159 | | | 159 | |
| 2 Voluntary reserves | | | 4,250 | | | 4,250 | |
| Special purpose reserves | | 4,250 | | | 4,250 | | |
| 3 Inappropriate retained earnings | | | 13,893 | | | 24,271 | |
| Total earned surplus | | | 18,302 | 3.8 | | 28,680 | 4.1 |
| IV Net unrealized gain (loss) on investment securities, net of taxes | | | 52 | 0.0 | | 213 | 0.0 |
| V Treasury stock | | | (17) | (0.0) | | (21) | (0.0) |
| Total shareholders' equity | | | 39,112 | 8.0 | | 49,658 | 7.1 |
| Total liabilities and shareholders' equity | | | 488,111 | 100.0 | | 703,393 | 100.0 |

## Non-consolidated Statements of Income

| Item | Note | Year ended March 31, 2004 | | | Year ended March 31, 2005 | | |
|---|---|---|---|---|---|---|---|
| | | Millions of Yen | | % | Millions of Yen | | % |
| I Operating revenues | | | | | | | |
| Commissions | | | 20,206 | | | 27,083 | |
| Brokerage commissions | | 18,933 | | | 25,182 | | |
| Underwriting and selling commissions | | 191 | | | 307 | | |
| Subscription and distribution commissions | | 36 | | | 29 | | |
| Others | | 1,047 | | | 1,564 | | |
| Net gain (loss) on trading | 1 | | 30 | | | (88) | |
| Interest and dividend income | | | 4,800 | | | 9,923 | |
| Total operating revenues | | | 25,036 | 100.0 | | 36,918 | 100.0 |
| II Interest expenses | | | 1,298 | | | 2,295 | |
| Net operating revenues | | | 23,738 | 94.8 | | 34,623 | 93.8 |
| III Selling, general and administrative expenses | | | 9,461 | 37.8 | | 12,022 | 32.6 |
| Transaction related expenses | | 2,260 | | | 3,339 | | |
| Employees' compensation and benefits | | 1,845 | | | 1,923 | | |
| Occupancy and rental | | 399 | | | 295 | | |
| Data processing and office supplies | | 3,995 | | | 5,376 | | |
| Depreciation | 2 | 682 | | | 748 | | |
| Duties and taxes other than income taxes | | 61 | | | 189 | | |
| Provision of allowance for doubtful accounts | | 94 | | | — | | |
| Others | | 124 | | | 152 | | |
| Operating income | | | 14,277 | 57.0 | | 22,601 | 61.2 |
| IV Non - operating income | | | 27 | 0.1 | | 67 | 0.2 |
| V Non – operating expenses | | | 298 | 1.2 | | 108 | 0.3 |
| Bond issuing costs | | 169 | | | 95 | | |
| Others | | 129 | | | 14 | | |
| Ordinary income | | | 14,007 | 55.9 | | 22,559 | 61.1 |

| Item | Note | Year ended March 31, 2004 Millions of Yen | | % | Year ended March 31, 2005 Millions of Yen | | % |
|---|---|---|---|---|---|---|---|
| Ⅵ Special profits | | | | | | | |
| Gain on sales of investment securities | | 0 | | | — | | |
| Gain on sales of corporate golf membership and resort membership | | 1 | | | — | | |
| Reversal of allowance for doubtful acounts | | — | | | 49 | | |
| Total special profits | | | 2 | 0.0 | | 49 | 0.2 |
| Ⅶ Special losses | | | | | | | |
| Loss on sales and disposals of property and equipment | | 130 | | | 19 | | |
| Provision for statutory reserves | | 508 | | | 627 | | |
| Devaluation loss on telephone subscription rights | | — | | | 8 | | |
| Devaluation loss on investment securities | | 55 | | | — | | |
| Loss on cancellation of lease contracts | | 48 | | | — | | |
| Devaluation loss on corporate golf membership and resort membership | | 6 | | | — | | |
| Loss on sales of corporate golf membership and resort membership | | 0 | | | — | | |
| Expenses for the relocation of the head office | | 29 | | | — | | |
| Total special losses | | | 776 | 3.1 | | 653 | 1.8 |
| Income before income taxes | | | 13,233 | 52.8 | | 21,954 | 59.5 |
| Income taxes - current | | 6,672 | | | 9,481 | | |
| Income taxes - deferred | | (713) | 5,958 | 23.8 | (164) | 9,317 | 25.3 |
| Net income | | | 7,275 | 29.0 | | 12,638 | 34.2 |
| Inappropriate retained earnings at the beginning of period | | | 6,619 | | | 11,633 | |
| Inappropriate retained earnings at the end of period | | | 13,893 | | | 24,271 | |

## Statements of appropriation of retained earnings

| Item | Note | Year ended March 31, 2004 (For the year ended March 31, 2004) *2 (Millions of Yen) | | Year ended March 31, 2005 (For the year ended March 31, 2005) (Millions of Yen) | |
|---|---|---|---|---|---|
| Ⅰ Inappropriate retained earnings at the beginning of period | | | 13,893 | | 24,271 |
| Ⅱ Appropriation | | | | | |
| Dividends *1 | | 2,183 | | 3,792 | |
| Bonuses to directors | | 74 | | 99 | |
| Bonuses to auditor | | 3 | 2,260 | — | 3,891 |
| Ⅲ Inappropriate retained earnings brought forward to the following period | | | 11,633 | | 20,380 |

*Note 1 For fiscal 2004: Cash dividend per share 24.54Yen
For fiscal 2005: Cash dividend per share 42.58Yen (subject to an approval at shareholders' meeting)

2 The appropriation of retained earnings for fiscal 2005 was approved at the shareholders' meeting on June 26, 2005

**Significant accounting policies for the non-consolidated financial statements**

The non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 59, 1963), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2.

Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accrued Assets

The entire bond issuing cost is expensed at the issuance.

(4) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(III) Reserve for Securities transactions: the Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies".

(5) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(6) Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(7) Other material items

National and local consumption taxes are separately recorded.

**Notes to non-consolidated financial statements**

(Notes to non-consolidated balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

| | |
|---|---|
| Year ended March 31, 2004 | 210 |
| Year ended March 31, 2005 | 274 |

2. Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated Statements of income)

1. The details of net gain on trading

(Millions of Yen)

| | Year ended Mar. 31, 2004 | Year ended Mar. 31, 2005 |
|---|---|---|
| Stocks | 28 | (94) |
| Bonds/Others | 2 | 6 |
| Bonds | – | – |
| Others | 2 | 6 |
| Total | 30 | (88) |

2. The details of depreciation

(Millions of Yen)

| | Year ended Mar. 31, 2004 | Year ended Mar. 31, 2005 |
|---|---|---|
| Tangible fixed assets | 99 | 81 |
| Intangible assets | 582 | 666 |
| Investments and others | 1 | 1 |
| Total | 682 | 748 |

(Reference)

# Supplemental Information for Non-Consolidated Financial Summary

## 1. Commission revenues

### (1) Commission revenues by item

(Millions of Yen)

| | Year ended March 31, 2005 (A) | Year ended March 31, 2004 (B) | Comparison (A) / (B) |
|---|---|---|---|
| Brokerage | 25,182 | 18,933 | 133.0% |
| (Stocks) | 25,060 | 18,798 | 133.3% |
| (Bonds) | – | – | – |
| (Beneficiary certificates) | 86 | 83 | 103.6% |
| (Others) | 36 | 52 | 69.3% |
| Underwriting and selling | 307 | 191 | 161.0% |
| Subscription and distribution | 29 | 36 | 82.8% |
| Others | 1,564 | 1,047 | 149.4% |
| Total | 27,083 | 20,206 | 134.0% |

### (2) Commission revenues by product

(Millions of Yen)

| | Year ended March 31, 2005 (A) | Year ended March 31, 2004 (B) | Comparison (A) / (B) |
|---|---|---|---|
| Stocks | 25,993 | 19,355 | 134.3 % |
| Bonds | – | – | – |
| Beneficiary certificates | 91 | 85 | 107.5 % |
| Others | 998 | 766 | 130.3 % |
| Total | 27,083 | 20,206 | 134.0 % |

## 2. Net trading gain

(Millions of Yen)

| | Year ended March 31, 2005 (A) | Year ended March 31, 2004 (B) | Comparison (A) / (B) |
|---|---|---|---|
| Stocks | (94) | 28 | – |
| Bonds and others | 6 | 2 | 247.9 % |
| Bonds | – | – | – |
| Others | 6 | 2 | 247.9 % |
| Total | (88) | 30 | – |

## 3. Stock Trading

(Millions of shares, Millions of Yen)

| | Year ended March 31, 2005 (A) | | Year ended March 31, 2004 (B) | | Comparison (A) / (B) | |
|---|---|---|---|---|---|---|
| | Number of shares | Value | Number of shares | Value | Number of shares | Value |
| Total | 31,260 | 20,402,719 | 25,304 | 13,651,243 | 123.5 % | 149.5 % |
| (Proprietary trading) | 9 | 4,042 | 8 | 3,269 | 112.7 % | 123.6 % |
| (Brokerage) | 31,251 | 20,398,678 | 25,296 | 13,647,974 | 123.5 % | 149.5 % |
| Brokerage/Total | 100.0 | 100.0 | 100.0 | 100.0 | | |
| Brokerage commission per share (Yen) | 0.80 | | 0.74 | | | |

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

| | | | Year ended March 31, 2005 (A) | Year ended March 31, 2004 (B) | Comparison (A) / (B) |
|---|---|---|---|---|---|
| Underwriting and selling | Stocks | (Number of shares) | 1 | 1 | 73.9 % |
| | | (Value) | 7,087 | 4,094 | 173.4% |
| | Bonds | (Face value) | – | – | – |
| | Beneficiary certificates | (Value) | – | – | – |
| | Commercial paper and others | (value) | – | – | – |
| Subscription and distribution | Stocks | (Number of shares) | 0 | 0 | 162.6% |
| | | (Value) | 849 | 1,706 | 49.8% |
| | Bonds | (Face value) | – | – | – |
| | Beneficiary certificates | (Value) | 3,160 | 2,098 | 150.7% |
| | Commercial paper and others | (Face value) | – | 12 | – |

5. Capital Adequacy Ratio

(Millions of Yen)

| | | | As of March 31, 2005 | As of March 31, 2004 |
|---|---|---|---|---|
| Tier I capital | | (A) | 49,444 | 36,799 |
| Tier II capital | Net unrealized gain on investment | | 213 | 52 |
| | Statutory reserves | | 1,888 | 1,261 |
| | Allowance for doubtful accounts | | 171 | 205 |
| | Short-term debts | | – | 500 |
| | Total | (B) | 2,272 | 2,019 |
| Assets to be deducted from equity capital | | (C) | 5,207 | 4,633 |
| Equity capital after deduction (A) + (B) − (C) | | (D) | 46,509 | 34,184 |
| Risk | Market risk | | 166 | 135 |
| | Counter party risk | | 8,341 | 5,439 |
| | Basic risk | | 2,963 | 2,262 |
| | Total | (E) | 11,471 | 7,837 |
| Capital adequacy ratio | | (D) / (E) | 405.4% | 436.1 % |

Note: Capital adequacy ratio as of March 31, 2004 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

| Item | 1Q of the Year ended Mar. 31, 2004 ('03. 4. 1 – '03. 6.30) | 2Q of the Year ended Mar. 31, 2004 ('03. 7. 1 – '03. 9.30) | 3Q of the Year ended Mar. 31, 2004 ('03.10. 1 – '03.12.31) | 4Q of the Year ended Mar. 31, 2004 ('04. 1. 1 – '04. 3.31) | Total for the year ended Mar. 31, 2004 ('03. 4. 1 – '04. 3.31) |
|---|---|---|---|---|---|
| Operating revenues | 3,894 | 6,180 | 6,856 | 8,107 | 25,036 |
| Commissions | 3,127 | 5,159 | 5,468 | 6,452 | 20,206 |
| Net gain (loss) on trading | 0 | (0) | 1 | 29 | 30 |
| Interest and dividend income | 767 | 1,021 | 1,387 | 1,626 | 4,800 |
| Interest expenses | 295 | 293 | 316 | 393 | 1,298 |
| Net operating revenues | 3,599 | 5,886 | 6,539 | 7,713 | 23,738 |
| Selling, general and administrative expenses | 2,039 | 2,461 | 2,380 | 2,580 | 9,461 |
| Transaction related expenses | 413 | 588 | 586 | 672 | 2,260 |
| Employees' compensation and benefits | 461 | 432 | 512 | 441 | 1,845 |
| Occupancy and rental | 92 | 89 | 88 | 130 | 399 |
| Data processing and office supplies | 870 | 1,020 | 1,001 | 1,105 | 3,995 |
| Depreciation | 155 | 170 | 174 | 183 | 682 |
| Duties and taxes other than income taxes | 14 | 51 | (17) | 13 | 61 |
| Provision of allowance for doubtful accounts | 9 | 76 | 10 | (1) | 94 |
| Others | 25 | 35 | 26 | 38 | 124 |
| Operating income | 1,560 | 3,426 | 4,159 | 5,133 | 14,277 |
| Non-operating income and expenses | 10 | (44) | (223) | (13) | (270) |
| Ordinary income | 1,570 | 3,381 | 3,935 | 5,120 | 14,007 |
| Special profits and losses | (168) | (135) | (114) | (357) | (774) |
| Income before income taxes | 1,402 | 3,246 | 3,822 | 4,763 | 13,233 |
| Income taxes-current | 708 | 1,748 | 1,847 | 2,369 | 6,672 |
| Income taxes-deferred | (61) | (251) | (168) | (233) | (713) |
| Net income | 756 | 1,749 | 2,143 | 2,627 | 7,275 |

(Millions of Yen)

| Item | 1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 – '04. 6.30) | 2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 – '04. 9.30) | 3Q of the Year ended Mar. 31, 2005 ('04.10. 1 – '04.12.31) | 4Q of the Year ended Mar. 31, 2005 ('05. 1. 1 – '05. 3.31) | Total for the year ended Mar. 31, 2005 ('04. 4. 1 – '05. 3.31) |
|---|---|---|---|---|---|
| Operating revenues | 10,407 | 8,536 | 7,989 | 9,986 | 36,918 |
| Commissions | 7,990 | 6,116 | 5,531 | 7,446 | 27,083 |
| Net gain (loss) on trading | 13 | (2) | (7) | (92) | (88) |
| Interest and dividend income | 2,403 | 2,421 | 2,466 | 2,633 | 9,923 |
| Interest expenses | 603 | 534 | 626 | 532 | 2,295 |
| Net operating revenues | 9,804 | 8,001 | 7,363 | 9,454 | 34,623 |
| Selling, general and administrative expenses | 3,164 | 2,684 | 2,952 | 3,222 | 12,022 |
| Transaction related expenses | 926 | 753 | 770 | 890 | 3,339 |
| Employees' compensation and benefits | 520 | 398 | 488 | 516 | 1,923 |
| Occupancy and rental | 73 | 73 | 74 | 75 | 295 |
| Data processing and office supplies | 1,332 | 1,248 | 1,348 | 1,449 | 5,376 |
| Depreciation | 173 | 180 | 190 | 205 | 748 |
| Duties and taxes other than income taxes | 54 | 45 | 39 | 50 | 189 |
| Provision of allowance for doubtful accounts | 48 | (48) | – | – | – |
| Others | 37 | 34 | 43 | 37 | 152 |
| Operating income | 6,640 | 5,317 | 4,411 | 6,232 | 22,601 |
| Non-operating income and expenses | (56) | 10 | 21 | (16) | (42) |
| Ordinary income | 6,584 | 5,327 | 4,432 | 6,216 | 22,559 |
| Special profits and losses | (123) | (112) | (146) | (223) | (604) |
| Income before income taxes | 6,461 | 5,215 | 4,286 | 5,993 | 21,954 |
| Income taxes-current | 2,373 | 2,448 | 1,740 | 2,920 | 9,481 |
| Income taxes-deferred | 315 | (189) | 70 | (359) | (164) |
| Net income | 3,773 | 2,957 | 2,477 | 3,432 | 12,638 |

## 7. Operational information for Netstock

### First half of fiscal 2003

| | Apr. 2002 | May 2002 | Jun. 2002 | Jul. 2002 | Aug. 2002 | Sep. 2002 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts | 75,638 | 77,265 | 79,226 | 81,087 | 82,671 | 84,018 |
| (Change) | (1,532) | (1,627) | (1,961) | (1,861) | (1,584) | (1,347) |
| Number of Netstock margin accounts | 21,471 | 21,871 | 22,250 | 22,797 | 23,297 | 23,614 |
| (Change) | (552) | (400) | (379) | (547) | (500) | (317) |
| Number of share trades via Netstock | 622,829 | 616,338 | 519,679 | 620,032 | 544,769 | 495,589 |
| Total value of shares traded via Netstock (Millions of Yen) | 533,392 | 563,826 | 469,025 | 543,582 | 450,273 | 416,549 |

### Second half of fiscal 2003

| | Oct. 2002 | Nov. 2002 | Dec. 2002 | Jan. 2003 | Feb. 2003 | Mar. 2003 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts | 85,325 | 86,619 | 87,922 | 89,254 | 90,730 | 92,087 |
| (Change) | (1,307) | (1,294) | (1,303) | (1,332) | (1,476) | (1,357) |
| Number of Netstock margin accounts | 23,933 | 24,181 | 24,431 | 24,651 | 24,893 | 25,150 |
| (Change) | (319) | (248) | (250) | (220) | (242) | (257) |
| Number of share trades via Netstock | 593,425 | 606,211 | 493,275 | 528,380 | 548,925 | 545,429 |
| Total value of shares traded via Netstock (Millions of Yen) | 498,520 | 487,966 | 385,187 | 415,422 | 432,760 | 398,661 |

### First half of fiscal 2004

| | Apr. 2003 | May 2003 | Jun. 2003 | Jul. 2003 | Aug. 2003 | Sep. 2003 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts | 93,411 | 95,164 | 97,266 | 100,429 | 103,934 | 108,311 |
| (Change) | (1,324) | (1,753) | (2,102) | (3,163) | (3,505) | (4,377) |
| Number of Netstock margin accounts | 25,394 | 25,889 | 26,478 | 27,671 | 28,949 | 30,324 |
| (Change) | (244) | (495) | (589) | (1,193) | (1,278) | (1,375) |
| Number of share trades via Netstock | 671,059 | 764,828 | 1,011,839 | 1,120,759 | 976,406 | 1,167,254 |
| Total value of shares traded via Netstock (Millions of Yen) | 483,889 | 567,306 | 840,678 | 1,142,328 | 967,915 | 1,361,834 |

### Second half of fiscal 2004

| | Oct. 2003 | Nov. 2003 | Dec. 2003 | Jan. 2004 | Feb. 2004 | Mar. 2004 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts | 113,211 | 117,112 | 120,448 | 124,905 | 133,228 | 143,229 |
| (Change) | (4,900) | (3,901) | (3,336) | (4,457) | (8,323) | (10,001) |
| Number of Netstock margin accounts | 31,855 | 33,000 | 34,069 | 35,200 | 36,260 | 37,763 |
| (Change) | (1,531) | (1,145) | (1,069) | (1,131) | (1,060) | (1,503) |
| Number of share trades via Netstock | 1,464,661 | 880,831 | 879,429 | 1,072,906 | 948,776 | 1,824,028 |
| Total value of shares traded via Netstock (Millions of Yen) | 1,855,648 | 1,003,125 | 960,410 | 1,214,834 | 1,073,486 | 2,212,713 |

### First half of fiscal 2005

| | Apr. 2004 | May 2004 | Jun. 2004 | Jul. 2004 | Aug. 2004 | Sep. 2004 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts | 156,021 | 169,132 | 177,804 | 185,468 | 192,427 | 201,002 |
| (Change) | (12,792) | (13,111) | (8,672) | (7,664) | (6,959) | (8,575) |
| Number of Netstock margin accounts | 39,350 | 40,852 | 42,052 | 43,081 | 43,847 | 44,711 |
| (Change) | (1,587) | (1,502) | (1,200) | (1,029) | (766) | (864) |
| Number of share trades via Netstock | 2,060,086 | 1,383,328 | 1,650,460 | 1,468,081 | 1,251,581 | 1,357,833 |
| Total value of shares traded via Netstock (Millions of Yen) | 2,760,897 | 1,670,956 | 1,982,609 | 1,699,343 | 1,369,640 | 1,407,994 |

Second half of fiscal 2005

| | Oct. 2004 | Nov. 2004 | Dec. 2004 | Jan. 2005 | Feb. 2005 | Mar. 2005 |
|---|---|---|---|---|---|---|
| Number of Netstock accounts<br>(Change) | 210,147<br>(9,145) | 219,658<br>(9,511) | 232,808<br>(13,150) | 242,370<br>(9,562) | 254,082<br>(11,712) | 269,471<br>(15,389) |
| Number of Netstock margin accounts<br>(Change) | 45,616<br>(905) | 46,807<br>(1,191) | 47,688<br>(881) | 48,661<br>(973) | 49,912<br>(1,251) | 51,316<br>(1,404) |
| Number of share trades via Netstock | 1,317,782 | 1,381,641 | 1,513,759 | 1,740,455 | 1,752,030 | 2,171,658 |
| Total value of shares traded via Netstock (Millions of Yen) | 1,311,479 | 1,309,593 | 1,442,605 | 1,648,786 | 1,678,374 | 2,139,140 |

File No. 82-5215

*(Summary translation)*

# The 89th Fiscal Year
# Business Report

(April 1, 2004 through March 31, 2005)

Matsui Securities Co., Ltd.

File No. 82-5215

*(Summary translation)*

# The 89th Fiscal Year
# Business Report

(April 1, 2004 through March 31, 2005)

Matsui Securities Co., Ltd.

## 1. Outline of Operation

**Consolidated**
Non-consolidated

| | Year ended Mar. 31, 2000 | Year ended Mar. 31, 2001 | Year ended Mar. 31, 2002 | Year ended Mar. 31, 2003 | Year ended Mar. 31, 2004 | Year ended Mar. 31, 2005 |
|---|---|---|---|---|---|---|
| Earnings per share (Yen) | **143.45**<br>142.40 | **114.77**<br>114.26 | **24.56**<br>24.42 | **16.94**<br>16.86 | **81.50**<br>81.44 | **140.98**<br>140.90 |
| Fully diluted earnings per share (Yen) | –<br>– | –<br>– | **24.11**<br>23.98 | **16.66**<br>16.58 | **76.99**<br>76.93 | **125.56**<br>125.49 |
| Net assets per share (Yen) | **1,302.20**<br>1,298.51 | **258.90**<br>258.14 | **355.25**<br>354.82 | **363.80**<br>363.29 | **439.36**<br>438.80 | **557.20**<br>556.56 |

## 2. Interview with Michio Matsui (President and Chief Executive Officer)

*Translation omitted.*

## Organization (As of June 26, 2005)

Directors:

| | |
|---|---|
| Michio Matsui | President and Chief Executive Officer |
| Yuichiro Kuki | Senior Managing Director |
| Hirohito Imada | Senior Managing Director (CFO) |
| Akira Nakamura | Managing Director (General Manager of Compliance Office) |
| Yoshihiko Sugiyama | Director (General Manager of Risk Management Dept.) |
| Masahito Amemiya | Director (General Manager of President's Office) |
| Ayumi Sato | Director (General Manager of Customer Support Dept.) |
| Yukihiro Yabuki | Director (General Manager of Business Development Dept.) |

Auditors:

| | |
|---|---|
| Yoshinobu Isokawa | Standing Corporate Auditor |
| Kyosuke Moriya | Outside Corporate Auditor |
| Kentaro Aoki | Outside Corporate Auditor |

Organization:



Shareholders' Meetings
Boad of Corporate Auditors
Corporate Auditors
Board of Directors
President &CEO
Executive Committee
Chief Operating Officer
Chief Financial Officer
System Dept.
Business Development Dept.
Sales & Marketing Dept.
Corporate Services Dept.
Financial Dept.
Customer Support Dept.
Risk Management Dept.
President's Office
Complience Office

## 3. Consolidated Financial Statements

**Notice to readers:**

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

## Consolidated Balance Sheets

| Item | March 31, 2004 | | | March 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Millions of Yen | | % | Millions of Yen | | % |
| (Assets) | | | | | | |
| I Current Assets | | | | | | |
| Cash and bank deposits | | 29,744 | | | 61,251 | |
| Cash segregated as deposits | | 183,002 | | | 223,003 | |
| Cash in trust | | 4,400 | | | 9,000 | |
| Trading assets | | 397 | | | 107 | |
| Net receivables arising from pre-settlement date trades | | 14 | | | 923 | |
| Margin account assets: | | 261,154 | | | 389,358 | |
| Loans receivable from customers | 252,081 | | | 384,484 | | |
| Cash deposited as collateral for securities borrowed from securities finance companies | 9,073 | | | 4,875 | | |
| Receivable on collateralized securities transactions: | | – | | | 1,610 | |
| Cash deposits collateral for securities borrowed | – | | | 1,610 | | |
| Receivables from customers and others | | 23 | | | 133 | |
| Advance paid for subscription | | 44 | | | – | |
| Short-term guarantee deposits | | 899 | | | 6,795 | |
| Others | | 3,415 | | | 5,260 | |
| Allowance for doubtful accounts | | (206) | | | (171) | |
| Total current assets | | 482,887 | 98.9 | | 697,270 | 99.1 |
| II Fixed assets | | | | | | |
| 1 Tangible fixed assets | | 974 | 0.2 | | 1,155 | 0.2 |
| 2 Intangible assets | | 2,055 | 0.4 | | 2,253 | 0.3 |
| 3 Investments and others | | 2,250 | 0.5 | | 2,777 | 0.4 |
| Total fixed assets | | 5,279 | 1.1 | | 6,185 | 0.9 |
| Total assets | | 488,166 | 100.0 | | 703,456 | 100.0 |

| Item | March 31, 2004 | | | March 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Millions of Yen | | % | Millions of Yen | | % |
| (Liabilities) | | | | | | |
| I Current liabilities | | | | | | |
| Trading assets | | 217 | | | 0 | |
| Margin account liabilities: | | 101,342 | | | 142,920 | |
| Loans from securities finance companies | 64,046 | | | 103,384 | | |
| Proceeds of securities sold on customers' account | 37,296 | | | 39,535 | | |
| Payables on collateralized securities transactions: | | 23,579 | | | 73,780 | |
| Cash deposits as collateral for securities loaned | 23,579 | | | 73,780 | | |
| Deposits received | | 79,361 | | | 106,567 | |
| Guarantee money received | | 112,977 | | | 137,467 | |
| Suspense account for undelivered securities | | 15 | | | 1 | |
| Short-term borrowings | | 25,177 | | | 93,829 | |
| Commercial paper | | 3,000 | | | 1,000 | |
| Bond due within one year | | 500 | | | — | |
| Accrued income taxes | | 6,112 | | | 6,342 | |
| Accrued bonuses | | — | | | 301 | |
| Others | | 1,650 | | | 2,202 | |
| Total current liabilities | | 353,929 | 72.5 | | 564,409 | 80.2 |
| II Long-term liabilities | | | | | | |
| Bond | | 20,000 | | | 40,000 | |
| Convertible bond | | 40,000 | | | 40,000 | |
| Long-term borrowings | | 33,532 | | | 7,203 | |
| Reserve for directors' retirement bonuses | | 281 | | | 241 | |
| Others | | 0 | | | 0 | |
| Total long-term liabilities | | 93,813 | 19.2 | | 87,443 | 12.4 |
| III Statutory reserves | | | | | | |
| Reserve for securities transactions | | 1,261 | | | 1,888 | |
| Total statutory reserves | | 1,261 | 0.3 | | 1,888 | 0.3 |
| Total liabilities | | 449,004 | 92.0 | | 653,740 | 92.9 |
| (Shareholders 'equity) | | | | | | |
| I Common Stock | | 11,463 | 2.3 | | 11,469 | 1.7 |
| II Capital surplus | | 9,312 | 1.9 | | 9,317 | 1.3 |
| III Earned surplus | | 18,352 | 3.8 | | 28,737 | 4.1 |
| IV Net unrealized gain (loss) on investment securities, net of taxes | | 52 | 0.0 | | 213 | 0.0 |
| V Treasury Stock | | (17) | (0.0) | | (21) | (0.0) |
| Total shareholders' equity | | 39,162 | 8.0 | | 49,715 | 7.1 |
| Total liabilities and shreholders'equity | | 488,166 | 100.0 | | 703,456 | 100.0 |

Brief comments on the consolidated balance sheets:

*Translation omitted.*

An outlook for the quarterly results of operations

*Translation omitted.*

## Consolidated Statements of Income

| Item | Year ended March 31, 2004 Millions of Yen | | % | Year ended March 31, 2005 Millions of Yen | | % |
|---|---|---|---|---|---|---|
| I Operating revenues | | | | | | |
| Commissions | | 20,206 | | | 27,083 | |
| Brokerage commissions | 18,933 | | | 25,182 | | |
| Underwriting and selling commissions | 191 | | | 307 | | |
| Subscription and distribution commission | 36 | | | 29 | | |
| Others | 1,047 | | | 1,564 | | |
| Net gain (loss) on trading | | 30 | | | (88) | |
| Interest and dividend income | | 4,800 | | | 9,923 | |
| Total operating revenues | | 25,036 | 100.0 | | 36,918 | 100.0 |
| II Interest expenses | | 1,298 | | | 2,295 | |
| Net Operating revenues | | 23,738 | 94.8 | | 34,623 | 93.8 |
| III Selling, general and administrative expenses | | 9,453 | 37.8 | | 12,016 | 32.6 |
| Operating income | | 14,285 | 57.0 | | 22,607 | 61.2 |
| IV Non-operating income | | 30 | 0.1 | | 73 | 0.2 |
| V Non-operating expenses | | 298 | 1.1 | | 108 | 0.3 |
| Ordinary income | | 14,016 | 56.0 | | 22,571 | 61.1 |
| VI Special profits | | 2 | 0.0 | | 49 | 0.2 |
| VII Special losses | | 776 | 3.1 | | 653 | 1.8 |
| Income before income taxes | | 13,242 | 52.9 | | 21,967 | 59.5 |
| Income taxes - current | 6,676 | | | 9,487 | | |
| Income taxes - deferred | (713) | 5,962 | 23.8 | (164) | 9,322 | 25.2 |
| Net income | | 7,280 | 29.1 | | 12,645 | 34.3 |

Brief comments on the consolidated statements of income:

*Translation omitted.*

## Consolidated Statements of Cash Flows

| | Year ended March 31, 2004 | Year ended March 31, 2005 |
|---|---|---|
| Item | Millions of Yen | Millions of Yen |
| I Cash flows from operating activities | | |
| Income before income taxes | 13,242 | 21,967 |
| Depreciation and amortization | 689 | 754 |
| Net change in allowance for doubtful accounts | 94 | (265) |
| Net change in accrued bonuses | (98) | 301 |
| Net change in reserve for securities transactions | 508 | 627 |
| Interest and dividend income | (14) | (568) |
| Interest expenses | 313 | 925 |
| Interest income on margin transactions | (4,720) | (9,288) |
| Interest expenses on margin transactions | 862 | 1,227 |
| Loss on sales and disposals of property and equipment | 130 | 19 |
| Devaluation loss on telephone subscription rights | — | 8 |
| Loss on sales of investment securities | (0) | — |
| Devaluation loss on corporate golf membership and resort membership | 6 | — |
| Net change in deposits segregated for customers | (105,201) | (40,002) |
| Net change in cash in trust | (4,400) | (4,600) |
| Net change in trading assets | (180) | 73 |
| Net change in net receivables arising from pre-settlement date trades | — | (909) |
| Net change in margin assets and liabilities | (121,683) | (86,626) |
| Net change in receivable on collateralized securities transactions | — | (1,610) |
| Net change in deposits received | 44,105 | 27,206 |
| Net change in cash collateral for securities loaned | 18,715 | 50,202 |
| Net change in guarantee deposits received | 65,234 | 24,490 |
| Net change in short-term guarantee deposits | 2,100 | (5,897) |
| Bonus to director | — | (77) |
| Others | (65) | (147) |
| Sub total | (90,362) | (22,189) |
| Interest and dividend received | 14 | 521 |
| Interest paid | (156) | (860) |
| Interest on margin transactions received | 4,289 | 8,128 |
| Interest on margin transactions paid | (915) | (1,208) |
| Income taxes paid | (699) | (9,412) |
| Net cash flows from operating activities | (87,829) | (25,019) |
| II Cash flows from investing activities | | |
| Payments for purchases of property and equipment | (337) | (275) |
| Payments for purchases of intangible assets | (512) | (622) |
| Payments for purchases of investment securities | (250) | (130) |
| Proceeds from sales of investment securities | 7 | — |
| Proceeds from maturity and cancellation of insurance contracts | 0 | 0 |
| Others | (198) | 1 |
| Net cash flows from investing activities | (1,290) | (1,026) |

| | Year ended March 31, 2004 | Year ended March 31, 2005 |
|---|---|---|
| Item | Millions of Yen | Millions of Yen |
| Ⅲ Cash flows from financing activities | | |
| Net change in short-term borrowings | 16,950 | 40,200 |
| Net change in commercial paper | 3,000 | (2,000) |
| Proceeds from long-term borrowings | 35,080 | 4,500 |
| Repayments of long-term borrowings | (499) | (2,377) |
| Payments for installment purchase obligation | (143) | — |
| Proceeds from issuance of new bonds | 59,831 | 19,905 |
| Repayment for corporate bond | — | (500) |
| Proceeds from issuance of new stock | 115 | 10 |
| Payments for purchase of treasury stock | (15) | (4) |
| Dividends paid | (444) | (2,183) |
| Net cash flows from financing activities | 113,875 | 57,552 |
| Ⅳ Translation difference of cash and cash equivalent | (0) | (0) |
| Ⅴ Net change in cash and cash equivalent | 24,756 | 31,507 |
| Ⅵ Cash and cash equivalent at beginning of period | 4,989 | 29,744 |
| Ⅶ Cash and cash equivalent at end of period | 29,744 | 61,251 |

## Capital Adequacy Ratio

(Millions of Yen)

| | | | As of March 31, 2005 | As of March 31, 2004 |
|---|---|---|---|---|
| Tier I capital | | (A) | 49,444 | 36,799 |
| Tier II capital | Net unrealized gain on investment | | 213 | 52 |
| | Statutory reserves | | 1,888 | 1,261 |
| | Allowance for doubtful accounts | | 171 | 205 |
| | Short-term debts | | – | 500 |
| | Total | (B) | 2,272 | 2,019 |
| Assets to be deducted from equity capital | | (C) | 5,207 | 4,633 |
| Equity capital after deduction | (A) + (B) – (C) | (D) | 46,509 | 34,184 |
| Risk | Market risk | | 166 | 135 |
| | Counter party risk | | 8,341 | 5,439 |
| | Basic risk | | 2,963 | 2,262 |
| | Total | (E) | 11,471 | 7,837 |
| Capital adequacy ratio | | (D) / (E) | 405.4% | 436.1 % |

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

## 4. Corporate profile and Company's shares

- Total number of shares outstanding: 89,055,315 shares
- Number of shareholders: 28,227
- Stock market listed: Tokyo Stock Exchange(First section)
- Accounting auditor: Chuo Aoyama Audit Corporation
- Number of employees: 147
- Distribution of shares

1) Number of shares

| | | |
|---|---|---|
| Individuals and others | 52,795,882 | (59.28%) |
| Financial institutions | 13,414,000 | (15.06%) |
| Other domestic institutions | 12,071,708 | (13.56%) |
| Foreigners | 10,363,658 | (11.64%) |
| Securities companies | 410,067 | (0.46%) |
| Total | 89,055,315 | |

2) Number of shareholders

| | |
|---|---|
| Individuals and others | 27,835 |
| Financial institutions | 44 |
| Other domestic institutions | 162 |
| Foreigners | 171 |
| Securities companies | 15 |
| Total | 28,227 |

・Major shareholders

| | | |
|---|---|---|
| Chizuko Matsui | 25,233,200 | (28.33%) |
| Michio Matsui | 11,698,581 | (13.14%) |
| Shokosha Ltd. | 8,130,408 | (9.13%) |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 5,118,200 | (5.75%) |
| Maruroku Ltd. | 3,564,000 | (4.00%) |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 2,553,100 | (2.87%) |
| Michitaro Matsui | 1,463,400 | (1.64%) |
| Chiaki Matsui | 1,463,300 | (1.64%) |
| Yuma Matsui | 1,463,200 | (1.64%) |
| AIG star Life Insurance Company (Special Pension Account) | 1,295,200 | (1.45%) |

## 5. Introduction to Netstock Online Trading Services

*Translation omitted.*

**File No. 82-5215**

**(Summary translation)**

June 10, 2005

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

## Notice of Convocation of the 89th Ordinary General Meeting of Shareholders

You are hereby notified that the 89th Ordinary General meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

If you are unable to attend the meeting in person on the day of the meeting, we would appreciate your reviewing the reference materials enclosed herewith and sending us by return mail the enclosed proxy card indicating your approval or disapproval of the Agenda with your seal affixed thereon.

### Description

1. Date and Time:
   10:00 a.m. on Sunday, June 26, 2005

2. Place:
   Marunouchi Building 7F, Marubiru Hall,
   2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

3. Matters constituting the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated balance sheet (as of March 31,2005), the consolidated income statement for the 89th fiscal year (From April 1, 2004 through March 31, 2005) and the audit report of the independent accountants and the audit committee on such consolidated financial statements.
   2. Report on the balance sheet (as of March 31,2005) and the income statement for the 89th fiscal year (From April 1, 2004 through March 31, 2005).

   Matters to be resolved:

   Agendum No.1: Approval of the Proposed Appropriation of Retained Earnings for the 89th Fiscal Year (from April 1, 2004 through March 31, 2005)
   Agendum No.2: Amendments to the Articles of Incorporation
   Agendum No.3: Election of 8 Directors
   Agendum No.4: Appointment of 1 substitute auditor in preparation for the vacancy of incumbent auditors

File No. 82-5215

## (Summary Translation)

June 26, 2005

To: Shareholders

President and Chief Executive Officer
Michio Matsui
Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku,
Tokyo, Japan

Notice of Resolutions of the 89th Ordinary General Meeting of Shareholders

You are hereby notified that the following matters were reported or resolved at the 89th Ordinary General Meeting of Shareholders held today.

Description

**Reported Matters:**

1. Report on the business report, the consolidated balance sheet (as of March 31,2005), the consolidated income statement for the 89th fiscal year (From April 1, 2004 through March 31, 2005) and the audit report of the independent accountants and the audit committee on such consolidated financial statements.
2. Report on the balance sheet (as of March 31,2005) and the income statement for the 89th fiscal year (From April 1, 2004 through March 31, 2005).

**Resolved Matters:**

Agendum No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 89th Fiscal Year (from April 1, 2004 through March 31, 2005)

This proposal was resolved as originally submitted.

Agendum No. 2: Amendments to the Articles of Incorporation

This proposal was resolved as originally submitted.

Agendum No. 3: Election of 8 Directors

This proposal was resolved as originally submitted.

The 8 directors, namely Mr. Michio Matsui, Mr. Yuichiro Kuki, Mr. Hirohito Imada, Mr. Akira Nakamura, Mr. Yoshihiko Sugiyama, Mr. Masahito Amemiya, Mr. Ayumi Sato and Mr.Yukihiro Yabuki were re-elected.

Agendum No. 4: Appointment of 1 substitute auditor in preparation for the vacancy of incumbent auditors

This proposal was resolved as originally submitted.

File No. 82-5215



June 27, 2005

# Public Notice of Settlement of Accounts for the 89th Fiscal Year

## Balance Sheet

As of March 31, 2005

(Millions of Yen)

| Assets | |
|---|---|
| Account Item | Amount |
| **Current Assets** | **697,092** |
| Cash and bank deposits | 61,074 |
| Cash segregated as deposits | 223,003 |
| Cash in Trust | 9,000 |
| Trading assets | 107 |
| Net receivables arising from pre-settlement date trades | 923 |
| Margin account assets: | 389,358 |
| Loans receivable from customers | 384,484 |
| Cash deposited as collateral for securities borrowed from securities finance companies | 4,875 |
| Receivables on collateralized securities transactions: | 1,610 |
| Cash deposits collateral for securities borrowed | 1,610 |
| Receivables from customers and others | 133 |
| Short-term guarantee deposits | 6,795 |
| Advance payments | 0 |
| Prepaid expenses | 182 |
| Other accounts receivables | 4 |
| Accrued income | 3,431 |
| Deferred income taxes | 613 |
| Others | 1,029 |
| Allowance for doubtful accounts | (171) |
| **Fixed Assets** | **6,301** |
| Tangible fixed assets: | 821 |
| Buildings | 377 |
| Equipment and instruments | 249 |
| Land | 195 |
| Intangible assets: | 2,253 |
| Software | 2,215 |
| Telephone subscription rights | 11 |
| Others | 28 |
| Investments and others: | 3,227 |
| Investment securities | 1,680 |
| Shares of affiliated company | 450 |
| Investment in partnership | 2 |
| Long-term loans receivable | 30 |
| Long-term guarantee deposits | 202 |
| Long-term prepaid expenses | 13 |
| Deferred income taxes | 776 |
| Others | 104 |
| Allowance for doubtful accounts | (31) |
| **Total Assets** | **703,393** |

(Millions of Yen)

| Liabilities | |
|---|---|
| Account item | Amount |
| **Current Liabilities** | **564,404** |
| Trading assets | 0 |
| Margin account liabilities: | 142,920 |
| Loans from securities finance companies | 103,384 |
| Proceeds of securities sold on customers' accounts | 39,535 |
| Payables on collateralized securities transactions: | 73,780 |
| Cash deposits as collateral for securities loaned | 73,780 |
| Deposits received | 106,566 |
| Guarantee money received | 137,467 |
| Suspense account for undelivered securities | 1 |
| Short-term borrowings | 93,829 |
| Commercial paper | 1,000 |
| Deferred revenue | 98 |
| Accounts payable | 750 |
| Accrued expenses | 1,353 |
| Accrued income taxes | 6,339 |
| Accrued bonuses | 301 |
| Others | 0 |
| **Long-term Liabilities** | **87,443** |
| Bond | 40,000 |
| Convertible bond | 40,000 |
| Long-term borrowings | 7,203 |
| Reserve for directors' retirement bonuses | 241 |
| **Statutory reserves** | **1,888** |
| Reserve for securities transactions | 1,888 |
| **Total Liabilities** | **653,735** |
| **Shareholders' Equity** | |
| **Common stock** | **11,469** |
| **Capital Surplus** | **9,317** |
| Additional paid-in capital | 9,317 |
| **Earned Surplus** | **28,680** |
| Earned surplus reserves | 159 |
| Voluntary reserves | 4,250 |
| Special purpose reserves | 4,250 |
| *Inappropriate retained earnings* | 24,271 |
| **Net unrealized gain (loss) on investment securities, net of taxes** | **213** |
| **Treasury stock** | **(21)** |
| **Total Shareholders' Equity** | **49,658** |
| **Total Liabilities and Shareholders' Equity** | **703,393** |

# The Statement of Income

(For the year ended March 31, 2005)

(Millions of Yen)

| Account item | Amount | |
|---|---|---|
| **Operating revenues** | | **36,918** |
| Commissions | 27,083 | |
| Net gain (loss) on trading | (88) | |
| Interest and dividend income | 9,923 | |
| **Interest expenses** | | **2,295** |
| **Net operating revenues** | | **34,623** |
| **Selling, general and administrative expenses** | | **12,022** |
| **Operating income** | | **22,601** |
| **Non-operating income** | | **67** |
| **Non-operating expenses** | | **108** |
| **Ordinary income** | | **22,559** |
| **Special profits** | | **49** |
| Reversal of allowance for doubtful accounts | 49 | |
| **Special losses** | | **653** |
| Loss on sales and disposals of property and equipment | 19 | |
| Provision for statutory reserves | 627 | |
| Devaluation loss on telephone subscription rights | 8 | |
| **Income before income taxes** | | **21,954** |
| **Income taxes – Current** | 9,481 | |
| **Income taxes – Deferred** | (164) | **9,317** |
| **Net income** | | **12,638** |
| **Inappropriate retained earnings at the beginning of period** | | **11,633** |
| **Inappropriate retained earnings at the end of period** | | **24,271** |

# Notes

The accompanying financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of Internal Accounting Standards.

The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The statement of balance sheet and the statement of income of the Company are prepared in accordance with "The Implementing Restrictions of Commercial Code (Department of Justice Ordinance No.22, 2002), "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No.32, 1998) and "Uniform Accounting Standards of Securities Companies" (set by the board of directors of Japan Securities Dealers' Association, November 14, 1974).

Amounts presented are rounded off to the nearest millions.

【Significant accounting policies】

1. Valuation of securities and derivatives

(1) Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

(2) Securities not classified in trading assets

① Investment in a subsidiary company

Investment in a subsidiary company is stated at cost determined on a moving average method.

② Other securities

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

2. Depreciation of fixed assets

(1) Tangible fixed assets

The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(2) Intangible fixed assets

Software for in-house use is depreciated under straight-line method based on internal estimated useful life (5 years or less). Intangible assets other than software are depreciated by straight-line method.

3. Bond issuing cost

The entire bond issuing cost is expensed at the issuance.

4. Accounting policies for provisions

(1) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts for an amount specifically assessed plus an amount computed based on historical loss experience.

(2) Accrued bonuses

Estimated amount of employees' bonuses is accrued.

5. Reserves for Securities Transactions

For the possible customer losses by default of a securities company on securities transactions the Company provides Reserve for Securities Transactions based on the article 51 of the Securities Exchange Law and the article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

6. Accounting for lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

7. Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rate.

8. Accounting of consumption taxes

National and local consumption taxes are separately recorded.

(Additional information)

Upon the introduction of pro forma standard taxation on those companies whose fiscal year starts after April 1, 2004 by the promulgation of the "Law on the partial amendment of the Local Tax Law (Law No. 9 of year 2003)" on March 31, 2003, the partial amount of the corporate enterprise tax attributable to the value added and to the common stock is accounted for as selling, general and administrative expenses according to the "Report No. 12 on Accounting Practices by the Corporate Accounting Standard Committee dated February 13, 2004" from this fiscal period.

Accordingly, selling, general and administrative expenses have increased by 155 million yen and operating revenues, ordinary income and income before income taxes has decreased by 155 million yen.

【Notes to the balance sheet】

1. Accumulated depreciation deducted from tangible fixed assets:
   274 Millions yen
2. Besides the fixed assets accounted for on the balance sheet, the Company has computers and server systems obtained under non-capitalized finance leases.
3. Assets collateralized
   The Company is offering no assets as collateral to the short-term and long-term liabilities. Although the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 7,782 Million yen are collateralized for the short-term borrowings, 37,821 Million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
4. Fair values of securities received and deposited are as follows (excluding those listed in the previous note):

(1) Securities deposited (Millions of yen)

| | |
|---|---|
| ① Securities lent for customers' short position of margin trading | 41,598 |
| ② Collateralized securities for the loans from securities companies | 101,485 |
| ③ Securities loaned for consumption | 75,091 |
| ④ Long-term guarantee securities deposited | 2,486 |

(2) Securities received (millions of yen)

| | |
|---|---|
| ① Securities received for customers' long position of margin trading | 369,084 |
| ② Collateralized securities for borrowing securities from securities finance companies | 4,816 |
| ③ Securities borrowed for consumption | 1,537 |
| ④ Securities borrowed and deposited from customers | 319,474 |

5. Outstanding new share purchase rights issues on this article 280-19 of the pre-revised Commercial Code

| Date | Number of outstanding shares to be issued | Price of issuance | Issuing period |
|---|---|---|---|
| January 29, 2001 | Common Stock 6,493 shares | 110 Yen | From February 1, 2003 To January 31, 2006 |
| June 1, 2001 | Common Stock 207,599 shares | 131 Yen | From December 1, 2003 To January 31, 2007 |

6. By applying the Article 124-3 of the Japanese Commercial Code, the Company recognized 213million yen of net, unrealized gain on investment securities.

【Notes to the statement of income】

1. Trading with a subsidiary company
   Selling, general and administrative expenses: 36 Million Yen
2. Net income per share 140.90 Yen

Calculation basis of per share information is as follows:

Net income on the statements of income 12,638million yen

Net income not attributed to the common stock 99 million yen

(Appropriated bonuses for directors and corporate auditors) (99 million yen)

Net income attributed to the common stock 12,539 million yen

Average number of common stock outstanding 88,989 Thousand shares